October 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:             Edwin Kim, Staff Attorney

Re:          Bulova Technologies Group, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed January 13, 2014

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Filed August 19, 2014

File No. 000-09358

Dear Mr. Kim:

Bulova Technologies Group, Inc. is diligently drafting changes to its referenced Form 10-K and Form 10-Q per the SEC staff’s comment letter dated September 8, 2014. Because of the number and nature of the changes to be made, we respectfully request an additional 10 day extension on behalf of the company.

Sincerely,

JOHNSON, POPE, BOKOR,

RUPPEL & BURNS, LLP

By: /s/ Michael T. Cronin

             Michael T. Cronin